Item 77I - 	Deutsche Enhanced Emerging
Markets Fixed Income Fund,
Deutsche Enhanced Global Bond
Fund, and Deutsche Global Small
Cap Fund (each, a series of Deutsche
Global/International Fund, Inc.)
Class T shares for Deutsche Enhanced Emerging
Markets Fixed Income Fund, Deutsche Enhanced Global
Bond Fund, and Deutsche Global Small Cap Fund became effective on February 1, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 23, 2017, Class T shares were not available for purchase for Deutsche Enhanced Emerging Markets
Fixed Income Fund and Deutsche Enhanced Global
Bond Fund. As of June 5, 2017, Class T shares of
Deutsche Global Small Cap Fund are available for purchase.